Form ATS-N filing for ATS-4 (MS POOL)

Part Number	Item Number	Question	Answer
Part III	**Item 19**	**Fees**	
Part III	Item 19b	Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	The Broker-Dealer Operator negotiates commission rates (and, where applicable, financing rates) with clients that cover all of the broker-dealer services provided to that client, which could include access to ATS-4. Such services may include high-touch trading services, low-touch trading services, financing services, and access to research. The negotiation process is the same even when the only service the client seeks to access is ATS-4. Commission rates range from zero cents per share to 5% of the value of the transaction in ATS-4, although commission amounts have exceeded such rates under very limited circumstances based on the nature of the transaction. In addition, certain clients may negotiate a commission rate under which the client agrees to pay the fees and receive the rebates of venues to which the client's orders were routed and that result from removing or providing liquidity on those venues. At times, the amount of rebates that a client receives may exceed the amount charged, which could result a net rebate to such client irrespective of the negotiated commission rate. Morgan Stanley is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading in ATS-4 as an execution venue. For transactions executed in ATS-4 where neither of the parties to the transaction are registered FINRA broker-dealers, Morgan Stanley is the CAT Executing Broker for both the buyer and the seller. For transactions executed in ATS-4 where one of the parties to transaction is a registered FINRA broker-dealer, that registered FINRA broker-dealer will be the CAT Executing Broker on their side of the transaction and Morgan Stanley as the contra CAT Executing Broker. For transactions executed in the ATS between two parties who are both FINRA registered broker-dealers, the registered FINRA broker-dealer who is the seller will be the CAT Executing Broker

Part Number	Item Number	Question	Answer
			and Morgan Stanley will be the CAT Executing Broker for the buyer. The CAT regulatory fees are considered by the Broker-Dealer Operator when negotiating individual commission rates with clients, and as such Morgan Stanley may determine to pass back the entire CAT regulatory fees to its clients for their transactions in ATS-4 based on the factors described in the paragraph above that Morgan Stanley uses to negotiate commission rates with its clients (e.g. the services provided to that client).